September 20, 2005

By Facsimile and U.S. Mail

Philip Schwartz, Esq.
Akerman Senterfitt
One Southeast Third Avenue
28th Floor
Miami, Florida 33131

	Re:	TIMCO Aviation Services, Inc.
		Amendment No. 1 to Schedule TO-I
		Filed September 14, 2005
		File No. 005-47239

Dear Mr. Schwartz:

	We have the following comment on the above-referenced filing:

Offer to Purchase

The Proposed Rights Offering, page 25
1.	We note your response that "Mr. Harber has only indicated his intent to acquire the shares pursuant to the registration statement if offered." However, we also note the disclosure here and in the Form S-1 that "we [the company] have agreed to allow Mr. Harber to use amounts due to him from us . . . as consideration to exercise rights that he will receive to purchase shares of common stock in the rights offering. Mr. Harber has agreed to use the LJH Note for this purpose to the full extent of all amounts due under the LJH Note" and that "[t]here can be no assurance that any shares (other than shares issued to Mr. Harber based on his use of the LJH to purchase shares) will be purchased in the rights offering." Please reconcile your response with this disclosure. If Mr. Harber has agreed to use the note to purchase the shares in the rights offering, please provide us with your integration analysis.
Closing Comments

      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR under the label "CORRESP." If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response. Direct any questions to me at (202) 551-3264. You may also contact me by facsimile at (202) 772-9203.

      Sincerely,



      Mara L. Ransom
      Special Counsel
      Office of Mergers and Acquisitions
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Philip Schwartz, Esq.
September 20, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE